Exhibit 999.2

MUSIC LICENSING, INC.

Financial Statements

For the years ended as of
December 31, 2022 and 2023

Music Licensing, Inc.

Financial Statements

As of December 31, 2022 and 2023

INDEX TO AUDITED FINANCIAL STATEMENTS

Audit Report	Page F-2

Balance Sheet	Page F-4

Income Statement	Page F-5

Changes in Equity Statement	Page F-6

Cash Flow Statement	Page F-7

Notes to the Financial Statements	Page F-8

Annexure 1: Quarterly Balance Sheet for 2023	Page F-17

Annexure 2: Quarterly Income Statements for 2023	Page F-18

Annexure 3: Quarterly Cash Flow Statements for 2023	Page F-19

February 22, 2024

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Members of

Music Licensing, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of Music Licensing, Inc. as of December 31, 2022 and 2023 and the related statements of operations, changes in owner’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Music Licensing, Inc. as of December 31, 2022 and 2023 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

646-689-4725

cpa@cfaudits.com

Music Licensing, Inc.

Balance Sheet

As of December 31, 2022 and 2023

	2022	2023
ASSETS
Current Assets
Cash at Bank	996	415
Accounts Receivable	-	1,052,175,309
Allowance for Doubtful Account	-	(993,632,492)
Total Current Assets	996	58,543,232
Non-Current Assets
Copy Rights and Domain Names	45,135	205,135
Goodwill	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,755,737
TOTAL ASSETS	3,596,732	62,298,968

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	92,197	405,769
Sales Tax Payable	4,535	4,535
Total Current Liabilities	96,732	410,304
Non-Current Liabilities
Convertible Notes Payable	-	12,308,525
Total Non-Current Liabilities	-	12,308,525
TOTAL LIABILITIES	96,732	12,718,829
Equity
Common Shares	3,566,945	802,635
Preferred Shares	-	-
Additional Paid-In Capital	14,284,057	17,095,119
Retained Earnings (Deficit)	(14,351,002)	31,682,385
TOTAL EQUITY	3,500,000	49,580,139
TOTAL LIABILITIES AND EQUITY	3,596,732	62,298,968

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Income Statement

As of December 31, 2022 and 2023

	2022	2023
Revenues
Sales	-	1,052,274,588
Total Revenues	-	1,052,274,588

Operating and Administrative Expenses
Accounting and Legal Fees	-	542,778
Wages and Salaries	-	12,000,000
Professional Fees	-	12,965
Advertising and Promotion	-	4,281
Dues and Subscriptions	-	688
Office and Utilities Expenses	-	32,999
Board of Directors Fees	-	15,000
Bad Debt Expense	-	993,632,492
Total Operating and Administrative Expenses	-	1,006,241,204

Non-Operating Income	-	4
Total Non-Operating Income	-	4

NET INCOME (LOSS)	-	46,033,387

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Changes in Equity Statement

As of December 31, 2022 and 2023

						Retained
	Common Shares		Preferred Shares		APIC*	Earnings	Total

Balance - December 31, 2021	66,945,290	66,945	273,666	374	14,039,661	(14,351,002)	(244,022)
Issued stock for the acquisition and merger of Pro Music Rights	35,000,000	3,500,000	-	-	-	-	3,255,978
Retirement of Stock	-	-	273,666	374	113,180	-	3,368,784
Capital Contributions During 2022	-	-	-	-	131,216	-	3,500,000
Net Income (Loss) - December 31, 2022	-	-	-	-	-	-	3,500,000
Balance - December 31, 2022	3,566,945,290	3,566,945	-	-	14,284,057	(14,351,002)	3,500,000
Issued Stock During 2023	-	-	1	-		-	3,500,000
Retirement for Shares During 2023	2,764,310,075	(2,764,310)	-	-	2,764,310	-	2,764,310
Capital Contributions During 2023	-	-	-	-	46,752	-	3,546,752
Net Income (Loss) - December 31, 2023	-	-	-	-	-	46,033,387	49,580,139
Balance - December 31, 2023	802,635,215	802,635	1	-	17,095,119	31,682,385	49,580,139

*	APIC = Additional Paid-In Capital

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Cash Flow Statement

As of December 31, 2022 and 2023

	2022	2023
Cash Flows from Operating Activities
Net Income	-	13,958,494
Adjustments to reconcile net loss to net cash used in operating activities:
Change in Accounts Receivables	-	(1,052,175,309)
Change in Accounts Payables	96,732	12,622,097
Bad Debt Expense	-	993,632,492
Net Cash Flow from Operating Activities	96,732	112,667

Cash Flows from Investing Activities
Investment in Royalties	-	(160,000)
Net Cash Flows from Investing Activities	-	(160,000)

Cash Flow by Financing Activities
Additional Paid-In Capital	(271,281)	52,826
Retirement of Common Shares	-	(6,074)
Net Cash Flow by Financing Activities	(271,281)	46,752

Net Change in Cash	(174,549)	(581)
Cash Balance at Beginning of the Year	175,545	996
CASH BALANCE AT END OF THE YEAR	996	415

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 1: DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

On August 15, 2022, the company signed an agreement with Pro Music Licensing, Inc. to acquire from the Shareholders its 1,409,500,000 shares of common stock, including 909,500,000 shares of class a common stock and 500,000,000 shares of class b common stock, which represent all of the issued and outstanding shares of common stock of Pro Music Licensing for 3,500,000,000 shares of common stock, $0.001 par value per share, of Music Licensing Inc.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc.

Pro Music which was recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc.

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock were increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On December 31, 2022 the company executed a merger agreement in 2022 but are reflecting the accounting for the merger as of December 31, 2022 for simplicity, however exact date calculations may differ but Management does not believe such calculations are or would be material.

On Oct 25, 2023, the company has decided through its board of directors’ resolution to lower its authorized shares to 2,000,000,000 shares.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience, and believes that those estimates and assumptions are reasonable based upon information available to them.

Cash

Cash are stated at cost which approximates fair value. The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar denominated investment accounts.

Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three- tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company’s own assumption.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Because tax laws are complex and subject to different interpretations, significant judgment is required. As a result, the Company makes certain estimates and assumptions in (i) calculating its income tax expense, deferred tax assets and deferred tax liabilities, (ii) determining any valuation allowance recorded against deferred tax assets and (iii) evaluating the amount of unrecognized tax benefits, as well as the interest and penalties related to such uncertain tax positions. The Company’s estimates and assumptions may differ significantly from tax benefits ultimately realized.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

NOTE 3: GOODWILL

ASC 350 defines goodwill as an intangible asset representing the excess of the purchase price of a business over the fair value of its identifiable net assets acquired in a business combination.

As a result of the acquisition of Pro Music Rights, Music Licensing issued 3,500,000,000 shares of common stock, $0.001 par value per share, which on the execution date and net asset value of the pro music rights was $(50,601), which resulted in a goodwill valued at $3,550,601. The Goodwill shall be assessed for impairment regularly, and the management decided that no impairment of the goodwill is required as of December 31, 2023.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 4 – COPYWRITES, DOMAN NAMES AND ROYALTY STAKES

The Company is the owner for the exclusive rights to use these copyrights and domain names as intangible assets. As such, these assets do have an indefinite life. The Company reviews the currently held intangible assets on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working no impairment adjustment was considered necessary as of December 31, 2023.

On November 24, 2023, Music Licensing Inc. entered into a purchase agreement with AT&C Investments LLC, whereby Music Licensing Inc. acquired 100% of the rights, title, and interest in the songwriter/publisher’s share of all publishing royalties. The total consideration for this acquisition was U.S. $160,000.00. As of December 31, 2022 and 2023 The company’s intangible assets at the period end are categorized as follows:

	2022	2023
Copyrights	19,010	19,010
Domain Names	26,125	26,125
Royalty Stakes	-	160,000
	$45,135	$205,135

NOTE 5 - ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed- upon terms. The company generally does not require any security or collateral to support its receivables.

The Company has signed Business License Agreements with 617 Customers as of December 31, 2023 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations. Total Amount that was invoiced to our customers as of December 31, 2023, is $1,052,311,712. Management believes that the contracts with the customers are legally enforceable as the provision and use of the services was provided. The agreements provide a clear obligation to pay a fixed monthly base license fee, plus any utilization fee.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

Management has begun an aggressive campaign to collect outstanding receivables during 2023. As part of the management efforts to manage outstanding accounts receivable, Music Licensing Inc. has engaged Gebeloff Law to initiate legal proceedings against certain customers who have failed to fulfill their payment obligations. The outcome of these legal proceedings is currently uncertain, and they may result in additional legal expenses. The company will closely monitor these proceedings and update the financial impact as more information becomes available.

Based on the above, management has decided to recognize of all the outstanding amounts as of December 31, 2023 totaling the amount of $1,052,274,588 and established an aggressive allowance for doubtful accounts for the amount of $993,632,492, which equal around 94.4% of the total outstanding receivables based on management estimation and legal advice.

NOTE 6 – ACCOUNTS PAYABLES

As of December 31, 2023 Music Licensing Inc. has reported an accounts payable balance of $405,769, which includes charges for legal and professional services. A portion of these charges is currently under dispute. The management engaged with Troutman Pepper Hamilton Sanders LLP to resolve these discrepancies. The outcome of these discussions may lead to adjustments in the reported accounts payable balance. The company is committed to ensuring that all expenses are justified and accurately reflect the services rendered.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

As of December 31, 2023, the total amount of the convertible note is $12,308,525 which compromises the annual salary amount of $12,000,000 and the total payments of $308,525 toward acquiring assets and payment of expenses from Jake P. Noch Family Office LLC.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 8 – SHAREHOLDERS EQUITY

On November 20, 2023, the Board of Directors of Music Licensing Inc. adopted a resolution to:

1.	Create a new class of shares known as “Preferred J Class” shares. Only one share is authorized to be issued. Class J shares established to enhance strategic decision-making and safeguard the long-term interests of the company.

The key characteristics of the Preferred J Class shares are as follows:

1.1.	Voting Rights: Each Preferred J Class share is entitled to vote on all matters that common stock is entitled to vote on.

1.2.	Control: The Preferred J Class shares are intended to be exclusively held by Jake P. Noch or his affiliated entities.

1.3.	Voting Power: The Preferred J Class shares represent 80% of the total voting power across all classes of shares of the company.

1.4.	Other Rights and Preferences: The rights, preferences, privileges, and restrictions granted to or imposed on the Preferred J Class shares are as set forth in the Articles of Amendment to the Articles of Incorporation of the Company, which have been filed with the state of Nevada.

2.	As of December 31, 2023, there was 1 Preferred Class J share issued and outstanding.

3.	Convert the class A and Class B shares, and substitute them with class Common Shares, where the company is authorized to issue 2,000,000,000 for a par value of $0.001.

4.	As of December 31, 2023, there were 802,635,214 of common shares are issued and outstanding, and 2,764,310,075 of common shares was retired due to the above-mentioned decision.

NOTE 9 - YEAR-END ADDITIONS

Board Compensation

During the quarter ended December 31, 2023, the company paid a bonus of $15,000 to a member of its board of directors. This bonus was awarded in recognition of exceptional service and contributions made during a critical phase of the company’s development. This amount has been included in the line item ’Director’s fees’ under administrative expenses in our consolidated income statement for the period. The board member is not an employee of the company, and this payment is in line with the remuneration policy approved by the shareholders.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

Commitments and Contingencies

Revenue impact from Expiring Customer Agreement as of December 31, 2023, one of our significant customer agreements is scheduled to expire. This agreement, which has contributed materially to our revenue stream, is set to be concluded at the end of the 2023 fiscal year. The expiration of this agreement may lead to a change in our revenue composition in subsequent periods.

It is important to note that negotiations for the renewal of this agreement are anticipated. However, as of the reporting date, these negotiations have not commenced, and therefore, the outcome and potential terms of any renewed agreement remain uncertain. We have not included any assumptions regarding the renewal of this agreement in our revenue projections for the upcoming fiscal year.

The expiration of this agreement represents a contingency that could impact our future financial position and operating results. We are actively exploring various strategies to mitigate the potential revenue impact. However, given the uncertain nature of the agreement’s renewal, we are unable to predict the exact financial impact at this stage.

Employment Agreement with Jake P. Noch

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

This employment agreement is perpetual unless terminated according to its terms or voluntarily by either party. It also includes provisions for bonuses, vacation, business expenses, and a car allowance for Mr. Noch. In the event of termination, severance pay and share payments are specified in the Agreement.

The agreement is integral to our executive management structure and is critical in maintaining the leadership necessary for our strategic and operational directives. This Agreement has been approved by the Board of Directors and is in full compliance with our corporate governance policies.

Details of 3(a)(10) Agreement for Executive Compensation and Severance Package.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

During the reporting period, Music Licensing Inc. entered into a 3(a)(10) agreement, as per the Securities Act of 1933, to facilitate the compensation of our executive, Jake P. Noch. This agreement is notable for its role in addressing both the executive salary and additional financial commitments as follows:

Executive Salary: The agreement provisions for an annual salary of $12 million for Jake P. Noch. This salary arrangement is primarily financed through the issuance of shares under the 3(a)(10) exemption, thereby minimizing cash outflows for the company.

Additional Executive Expenses: In addition to the salary, the agreement encompasses any additional expenses incurred by Jake P. Noch in the performance of his executive duties. These expenses are covered in a similar manner to the salary, primarily through the issuance of shares, allowing the company to manage cash resources effectively.

Severance Package: A key component of this agreement is an $18 million severance package for Jake P. Noch. This severance is structured to be payable under specific conditions outlined in the executive agreement, ensuring the company’s preparedness for potential future financial obligations.

The implementation of this agreement aligns with the company’s strategic financial management objectives. It provides a structure that allows for effective cash flow management while ensuring competitive executive compensation. This approach is reflective of our commitment to fiscal responsibility and strategic resource allocation.

The above-mentioned agreement and its terms are in compliance with the relevant securities regulations and have been duly approved by the appropriate legal channels. The financial implications of this agreement have been considered in our financial planning and reporting.

Purchase of Royalty Rights

On November 24, 2023, Music Licensing Inc. entered into a purchase agreement with AT&C Investments LLC, whereby Music Licensing Inc. acquired 100% of the rights, title, and interest in the songwriter/publisher’s share of all publishing royalties, excluding the songwriter’s share of public performance royalties, for a set of musical compositions as listed in Attachment A of the agreement. This acquisition includes rights under a previous purchase agreement between AT&C Investments LLC and Jasper Sheff Corp dated October 29, 2023. The total consideration for this acquisition was U.S. $160,000.00. This acquisition reflects the company’s strategic initiative to expand its portfolio of royalty-generating assets. The financial impact of this transaction has been reflected in the financial statements for the period ending December 31, 2023.

ANNEXURE 1: QUARTERLY BALANCE SHEET FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
ASSETS
Current Assets
Cash at Bank	40,994	424	373	415
Accounts Receivable	758,647,490	851,913,042	950,033,004	1,052,175,309
Allowance for Doubtful Account	(718,988,014)	(806,479,012)	(897,959,738)	(993,632,492)
Total Current Assets	39,700,470	45,434,455	52,073,639	58,543,232
Non-Current Assets
Copy Rights and Domain Names	45,135	45,135	45,135	205,135
Goodwill	3,550,601	3,550,601	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,595,736	3,595,736	3,755,737
TOTAL ASSETS	43,296,206	49,030,191	55,669,376	62,298,968

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	404,954	360,332	390,332	405,769
Sales Tax Payable	4,535	4,535	4,535	4,535
Total Current Liabilities	409,489	364,867	394,867	410,304
Non-Current Liabilities
Convertible Notes Payable	-	-	12,051,015	12,308,525
Total Non-Current Liabilities	-	-	12,051,015	12,308,525
TOTAL LIABILITIES	409,489	364,867	12,445,882	12,718,829

Equity
Common Shares	3,566,945	3,566,945	3,566,945	802,635
Preferred Shares	-	-	-	-
Additional Paid-In Capital	14,290,034	14,331,295	14,331,295	17,095,119
Retained Earnings (Deficit)	25,029,738	30,767,083	25,325,253	31,682,385
TOTAL EQUITY	42,886,717	48,665,324	43,223,494	49,580,139
TOTAL LIABILITIES AND EQUITY	43,296,206	49,030,191	55,669,376	62,298,968

ANNEXURE 2: QUARTERLY INCOME STATEMENTS FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Revenues
Sales	758,721,192	93,279,443	98,120,936	1,052,274,588
Total Revenues	758,721,192	93,279,443	98,120,936	1,052,274,588

Operating and Administrative Expenses
Accounting and Legal Fees	350,692	35,178	64,361	92,548
Wages and Salaries	-	-	12,000,000	-
Professional Fees	-	7,028	-	5,937
Advertising and Promotion	-	-	-	4,281
Dues and Subscriptions	-	-	-	688
Office and Utilities Expenses	1,747	8,896	17,680	4,676
Board of Directors Fees	-	-	-	15,000
Bad Debt Expense	718,988,014	87,490,998	91,480,726	95,672,755
Total Operating and Admin. Expenses	719,340,453	87,542,100	103,562,767	95,795,885

Non-Operating Income	-	2	-	1
Total Non-Operating Income	-	2	-	1

NET INCOME (LOSS)	39,380,740	5,737,346	(5,441,830)	6,357,132

ANNEXURE 3: QUARTERLY CASH FLOW STATEMENTS FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Cash Flows from Operating Activities
Net Income	39,380,740	5,737,346	(5,441,830)	6,357,132
Adjustments to reconcile net Sloss to net cash used in operating activities:
Change in Accounts Receivables	312,757	(44,622)	30,000	14,950
Change in Accounts Payables	(758,647,490)	(93,265,553)	(98,119,962)	(102,142,305)
Bad Debt Expense	718,988,014	87,490,998	91,480,726	95,672,755
Net Cash Flow from Operating Activities	34,021	(81,831)	(12,051,067)	(97,468)

Cash Flows from Investing Activities
Investment in Royalties	-	-	-	(160,000)
Net Cash Flows from Investing Activities	-	-	-	(160,000)

Cash Flow by Financing Activities
Additional Paid-In Capital	-	-	12,051,015	257,510
Retirement of Common Shares	5,978	41,261	-	-
Net Cash Flow by Financing Activities	5,978	41,261	12,051,015	257,510

Net Change in Cash	39,999	(40,570)	(52)	42
Cash Balance at Beginning of the Period	996	40,994	424	373
CASH BALANCE AT END OF THE PERIOD	40,995	424	373	415

About Music Licensing, Inc. (OTC: SONG) (ProMusicRights.com)

Music Licensing, Inc. (OTC: SONG) a diversified holding company, also known as Pro Music Rights, is the 5th public performance rights organization (PRO) to be formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works that feature notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBagg Yo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Trauma Tone, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Chingy, Lil Gnar, 3OhBlack, Curren$y, Fall Out Boy, Money Man, Dej Loaf, Lil Uzi Vert, and countless others, as well as Artificial Intelligence (A.I.) Created Music. Additionally, Music Licensing, Inc. (OTC: SONG) owns royalty stakes in Listerine "Mouthwash" Antiseptic as well as musical works by artists such as Elton John, Lil Nas X, Miley Cyrus, Lil Wayne, XXXTentacion, Halsey, and numerous others.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc.